

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 30, 2016

<u>Via E-mail</u>
Michael P. Oliver
President and Chief Executive Officer
SpectraScience, Inc.
11568 Sorrento Valley Rd., Suite 11
San Diego, California 92121

      Re: SpectraScience, Inc.
            Preliminary Information Statement on Schedule 14C
            Filed August 16, 2016
            File No. 000-13092

Dear Mr. Oliver:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Russell Mancuso

                                      Russell Mancuso
                                      Branch Chief
                                      Office of Electronics and Machinery

cc: Otto Sorensen, Esq.